Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-4) and related Prospectus of Williams Partners L.P. for the registration of certain Senior Notes and to the incorporation by reference therein of our report dated May 12, 2010, with respect to the consolidated financial statements of Williams Partners L.P., included in the Partnership’s Current Report on Form 8-K dated May 12, 2010, and our report dated February 25, 2010, with respect to the effectiveness of internal control over financial reporting of Williams Partners L.P., included in the Partnership’s Annual Report (Form 10-K) for the year ended December 31, 2009, each filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Tulsa, Oklahoma
May 12, 2010